

September 20, 2013

Via E-Mail
Mr. Arne G. Haak
Chief Financial Officer
Ruth's Hospitality Group, Inc.
1030 W. Canton Avenue, Suite 100
Winter Park, Florida 32789

> **Re: Ruth's Hospitality Group, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 13, 2013**
> **File No. 000-51485**

Dear Mr. Haak:

We have reviewed your response letter dated August 27, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012
Note 2. Summary of Significant Accounting Policies (v) Segment Reporting, Page F-11

1. We note from your response to prior comment two that you believe it is appropriate to report the operations of your Ruth's Chris Steakhouse and Mitchell's Fish Market operating segments on an aggregated basis based upon having met the aggregation criteria outlined in ASC 280-10-50-11 and your CODMs' expectation that the operating segments will have similar future economic prospects. While the implementation guidance in ASC 280-10-55-7A states "…operating segments are considered to be similar if they can be expected to have essentially the same future prospects," it also states that "…if the segments do not currently have similar gross margins and sales trends, but the economic characteristics and the other five criteria are met and the segments are <u>again</u> expected to have similar long-term average gross margins and sales trends, the segments may be aggregated." Thus, the guidance indicates that such operating segments should have

previously demonstrated similar economic characteristics rather than solely being based upon an expectation that they will on a prospective basis. Please be advised that ASC 280-10-55-35 also illustrates a case where, again, two segments having similar economic characteristics in the prior year may be aggregated as their performance measures are expected to again be similar in the next year due to the short-term nature of the difference that is resulting in current year trends to vary. In this regard, we do not believe based upon the expectation that future economic characteristic will be similar, aggregation of your Ruth's Chris Steakhouse and Mitchell's Fish Market operating segments is appropriate. We note since acquisition of Mitchell's Fish Market in 2008 the operating segments have yet to exhibit similar long-term financial performance based upon restaurant operating income, the primary measure used by your CODMs to evaluate the economic performance of your operating segments, and that Mitchell's profit margins have historically lagged behind Ruth's Chris Steakhouse. Please revise your notes to the consolidated financial statements to present separately Ruth's Chris Steakhouse and Mitchell's Fish Market concepts as reportable segments. Please include all disclosure required by ASC 280-10-50 and provide us with your revised disclosure as part of your response to us.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief